SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                         Commission File Number: 0-28720

                           NOTIFICATION OF LATE FILING

(Check One) [X] Form 10-K [ ] Form 11-K [ ] Form 20-F [ ] Form 10-Q [ ] Form N-SAR For Period Ended: December 31, 1999

[ ]  Transition Report on Form 10-K         [ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form 20-F         [ ]  Transition Report on Form N-SAR
[ ]  Transition Report on Form 11-K

           For the Transition Period Ended:__________________________

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A


                                     Part I.
                             REGISTRANT INFORMATION

               Full name of registrant: Sales Online Direct, Inc.

                         Former name if applicable N/A

                               4 Brussels Street
           Address of principal executive office (Street and number)

                         Worcester, Massachusetts 01610
                            City, State and Zip Code

                        Part II. RULE 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expenses and the registrant seeks relief pursuant to Rule 12b-25, the following should be completed. (Check appropriate box).

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20- F, 11-K or Form -SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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                               Part III. NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion could not be filed within the prescribed time period. (Attached extra sheets if needed.)

Sales Online Direct, Inc. (the "Company") is unable to meet its filing requirement of Form 10-KSB for the year ended December 31, 1999, without unreasonable effort or expense. The Company has been informed by its independent auditors that additional time is necessary to complete the audit, the results of which will form the basis for the Company's Form 10-KSB and the financial disclosures contained therein. Additional time is required for the auditor to obtain from the Company and analyze additional information and financial data that are necessary to confirm and support the Company's financial statements and related financial disclosures as of and for the year ended December 31, 1999.

                           Part IV. OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

         Gregory Rotman                  508                          753-0945
         (Name)                     (Area Code)               (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report (s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operation from the corresponding period for the last year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if applicable, state the reason why a reasonable estimate of the results cannot be made. (See attached explanation).

SALES ONLINE DIRECT, INC. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  March 30, 2000               By: /s/ Gregory Rotman
                                        ---------------------------
                                        Gregory Rotman
                                        President


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Sales Online Direct, Inc.
Commission File Number: 0-28720
Form 12b-25 (Notification of Late Filing) Form 10-KSB for the year ended December 31, 1999.

Explanation to Part IV, Item 3

In the fiscal year 1999, Securities Resolution Advisors, Inc.("SRAD") entered into an Agreement and Plan of Reorganization whereby SRAD acquired all of the outstanding shares of common stock of Internet Auction, Inc. ("IA") in exchange for the issuance the of 37,368,912 shares, representing approximately 80% of SRAD's issued and outstanding common stock. The principal business of SRAD became the business of IA. In addition, the IA shareholders were appointed to SRAD's Board of Directors and became officers of SRAD. SRAD subsequently changes its name to Sales OnLine Direct, Inc.

For accounting purposes, the transaction described above was treated, in substance, as a capital transaction rather than a business combination. It was considered an issuance of common stock by IA for the net assets of SRAD, accompanied by a recapitalization.

In the fiscal year ended December 31, 1999, the Company expects to report a net loss of approximately, $2,200,000 or ($0.05) cents per share.


                                      - 2 -



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Exhibit 99.1  AUDITOR'S LETTER

Wolf & Company, P.C.
One International Place
Boston, MA 02110

Securities and Exchange Commission
450 Fifth Street, N.S.
Washington, D.C. 20549

Gentlemen:

The letter is written in response to the requirement of Rule 12b-25(c) under the Securities and Exchange Act of 1934 and in satisfaction of item (c) of Part II of Form 12b-25.

We are the independent auditor of Sales OnLine Direct, Inc. (the "Registrant"). The Registrant has stated in Part III of its filing on Form 12b-25 that it is unable to timely file, without unreasonable effort or expense, its Annual Report Form 10-KSB for the year ended December 31, 1999 because our Firm has not yet completed our audit of the financial statements of the Registrant for the year ended December 31, 1999 and is therefore unable to furnish the required opinion of such financial statements.

We hereby advise you that we have read the statements  made by the Registrant in
Part III of its filing on Form 12b-25 and agree with the statements made therein. We are unable to complete our audit of the Registrant's financial statements and furnish the required opinion for a timely filing as we are still in the process of obtaining and analyzing evidential matter pertaining to the Registrant's equity transactions during the fiscal year ending December 31, 1999. Therefore, we have not yet had sufficient time to complete the auditing procedures which we consider necessary in these circumstances.

Very truly yours,


/s/ Wolf & Company, P.C.
March 30, 2000



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